SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #6

                   Under the Securities Exchange Act of 1934




                      IMMULOGIC PHARMACEUTICAL CORPORATION
                      ------------------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  45252R 10 0
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                       Harry R. Benz
General Counsel                                Hoechst Corporation
Hoechst Marion Roussel, Inc.                   Route 202-206
9300 Ward Parkway                              P.O. Box 2500
Kansas City, Missouri 64114                    Somerville, NJ 08876-1258
(816) 966-4000                                 (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 March 22, 1996
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].

                                  Page 1 of 6

                           There is no Exhibit Index

CUSIP No.  45252R 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its          Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[  ]
     a Member of a Group                                         (b)[ x]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                              250,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                         250,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                           250,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     1.26%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Represents only 250,000 shares that may be acquired on or before December 17, 1996, upon exercise of a stock option.

CUSIP No.  45252R 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                        Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             250,000*#
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        250,000*#
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          250,000*#
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     1.26%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Represents only 250,000 shares that may be acquired on or before December 17, 1996, upon exercise of a stock option.

# Hoechst Corporation disclaims beneficial ownership of these securities (See Item 2 (a) - (c), (f)).

     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of ImmuLogic Pharmaceutical Corporation (the "Issuer"), of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI", formerly Marion Merrell Dow Inc. ("MMD")), and Hoechst Corporation, a Delaware corporation ("Parent"), is filed solely to report the termination of the Schedule 13D filing obligation of HMRI and Parent with respect to beneficial ownership of securities of the Issuer.

     Item 5 of this Statement on Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   ------------------------------------

     In sales conducted between March 13 and March 22, 1996, HMRI sold all 1,000,000 shares of Common Stock of the Issuer owned by it in open market and block transactions at prices ranging between $10.25 and $12.00 per share. HMRI and Parent ceased to be the actual or deemed beneficial owners of more than five percent of the Issuer's Common Stock on March 22, 1996.

     The sole actual or deemed beneficial interest of HMRI or Parent in securities of the Issuer is an option to purchase up to 250,000 shares of the Issuer's Common Stock, which expires December 17, 1996.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: March 22, 1996                    By:  /s/ William K. Hoskins
                                             William K. Hoskins
                                             Vice President,
                                             General Counsel, and
                                             Corporate Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  March 22, 1996                   By:  /s/ Alban W. Schuele
                                             Alban W. Schuele
                                             Vice President